SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒        Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: July 27, 2004	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

(PROTHERICS LOGO)

20 July 2004

PROTHERICS PLC
ANNOUNCES £10 MILLION FUNDRAISING

Protherics PLC (“Protherics”), the international biopharmaceutical company, today announced that it proposes to raise approximately £10 million (before expenses) through the placing and open offer of up to 20,775,008 new ordinary shares. New ordinary shares are being offered at 48 pence per share, a discount of 6.8% to the closing price on 19 July 2004, on the basis of one new ordinary share for every existing ten ordinary shares held at the close of business on 16 July 2004.

The placing and open offer has been fully underwritten by Altium Capital. Code Securities Limited is acting exclusively as financial adviser and joint broker for Protherics in relation to the placing and open offer. Panmure Gordon is acting as joint broker to Protherics in relation to the placing and open offer.

Use of proceeds

It is the Board’s intention that the proceeds of the placing and open offer, net of expenses, will be used to finance three specific initiatives:

Investment in additional sales and marketing initiatives for Voraxaze™. Having achieved the first named patient sales for Voraxaze™ in Europe in January 2004, the Board intends to establish a small specialist sales force to sell Voraxaze™ in Europe, in addition to that already planned for the US, in order to retain the economic value in Voraxaze™. The Board also believes that the Company will benefit from undertaking premarketing initiatives prior to regulatory submissions for Voraxaze™ in the US and Europe.

Investment to bring forward the timing of improvements to the manufacturing process in Protherics’ facilities in Australia and Wales which will further reduce manufacturing costs on CroFab™, the Company’s rattlesnake antivenom; and

Investment in qualifying a further filling and freeze-drying contractor in the US, which will reduce the dependence on any one contractor.

The Board anticipates that up to £3 million will be spent in the current financial year to 31 March 2005, with the balance being spent in the following financial year.

Andrew Heath, Chief Executive said:

“Over the last financial year, Protherics has made notable progress in all areas of its business. By investing now, we aim to increase our returns from Voraxaze™ and to make further significant reductions in the manufacturing costs of our polyclonal antibody portfolio.”

Background

Protherics’ strategy is to continue to build a self-sustaining biopharmaceutical business. Having focused its development efforts on late stage products able to generate revenues in the near-term, Protherics delivered its maiden profits in the last financial year. This was principally due to significant growth from its polyclonal antibody products, particularly CroFab™ rattlesnake antivenom, and DigiFab™, its therapy for the toxic effects of digoxin overdose.

Revenues from marketed products have allowed the Company to make investments across the business, particularly in expanding manufacturing capacity and the later stages of drug development. The approval of Voraxaze™, the Company’s product for the treatment of severe toxicity from the use of methotrexate, in the US and Europe would be expected to generate significant free cash flow in the medium term, with which the company would continue to build a sustainable, high growth biopharmaceutical business with a robust and balanced pipeline of products.

Terms and conditions of the open offer

The placing and open offer is conditional upon the placing agreement becoming unconditional in all respects by 16 August 2004 (or such later date as Code Securities shall determine, not being later than 23 August 2004) and Code Securities and Altium Capital not having terminated their obligations thereunder. The placing agreement is conditional upon, inter alia, the satisfaction of the following conditions:

(a) The passing of the resolution to be proposed at the extraordinary general meeting; and

(b) Admission having become effective on or before 8.00 a.m. on 16 August 2004.

Expected Timetable

Record date for the Open Offer	Close of business on 16 July 2004
Ex-entitlement date for the Open Offer	20 July 2004
Latest time and date for splitting of Application Forms	3:00pm on 9 August 2004
(to satisfy bona fide market claims)
Latest time and date for receipt of completed Application	3:00pm on 11 August 2004
Forms and payment in full under the Open Offer
Latest time and date for receipt of Forms of Proxy	10:00am on 10 August 2004
Extraordinary General Meeting	10:00am on 12 August 2004

CREST stock accounts credited for the Placing and Open	16 August 2004
Offer Shares
Dealings in New Ordinary Shares to commence	16 August 2004
Definitive share certificates for Placing and Open Offer	By 20 August 2004
Shares despatched

Copies of the circular (incorporating a notice of extraordinary general meeting), application form and form of proxy sent to shareholders relating to the placing and open offer have also today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: 020 7676 1000).

For further information contact:

Protherics	020 7246 9950 / 07919 480510
Andrew Heath, Chief Executive
Barry Riley, Finance Director
Nick Staples, director of Corporate Affairs

The Maitland Consultancy	020 7379 5151
Brian Hudspith
Michelle Jeffery

Code Securities Limited	020 7024 2000
Juliet Thompson

Panmure Gordon	020 7187 2000
Gilbert Ellacombe

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This announcement does not constitute, or form part of, an offer or solicitation of an offer, to purchase or subscribe for, underwrite or otherwise acquire, any rights, shares or other securities.

These may only be made on the basis of information that is contained in the Prospectus and any supplement thereto.

This announcement is not an offer for sale of securities in or into the United States, Australia, Canada, Japan, the Republic of Ireland, South Africa or any country, territory or possession where to do so may contravene local securities laws or regulations. None of the New Ordinary Shares or Application Forms have been or will be registered under the United States Securities Act of 1933, as amended, or qualified for sale under the laws of any state of the United States or of any province or territory of Australia, Canada, Japan, the Republic of Ireland or South Africa. There will be no public offer of any such securities in the United States.

Code Securities Limited, which is an appointed representative of Altium Capital Limited, is acting exclusively as financial advisor and joint broker for Protherics. Altium Capital Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively as underwriter and Panmure Gordon, a division of Lazard & Co., Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively as joint broker. Altium Capital, Code Securities and Panmure are acting exclusively for the Company and no one else in connection with the Placing and Open Offer and will not be responsible to any other person for providing the protections afforded to their clients or for advising any other person in relation to the contents of this announcement.”

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.